DYNAMOTIVE ENERGY SYSTEMS CORPORATION
Unaudited Interim Consolidated Financial Statements
For the nine months ended September 30, 2007
(In U.S. Dollars)

NOTICE TO READER

The financial statements of Dynamotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at September 30, 2007 and the interim consolidated statements of loss, deficit and cash flows for the nine months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets
(expressed in U.S. dollars)

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	10,464	9,346,534
Accounts receivable	179,499	474,903
Government grants receivable	821,973	1,087,910
Prepaid expenses and deposits	366,312	467,413
Total current assets	1,378,248	11,376,760
Capital assets	50,075,936	26,362,390
Patents	274,828	253,912
Long term deferred asset [Note 4]	989,794	—
Other assets	—	100,637
TOTAL ASSETS	52,718,806	38,093,699

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [Note 5]	9,007,680	6,438,287
Total current liabilities	9,007,680	6,438,287
Long term debt [Note 4]	344,042	—
Deferred revenue [Note 6]	370,000	520,000
Total liabilities	9,721,722	6,958,287

Non-controlling interest	—	1,354,923
Shareholders’ equity
Share capital	98,715,466	85,127,873
Shares to be issued [Note 7c]	2,924,820	1,741,339
Contributed surplus	19,295,792	16,800,527
Cumulative translation adjustment	5,081,784	(789,471)
Deficit	(83,020,778)	(73,099,779)
Total shareholders’ equity	42,997,084	29,780,489
TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	52,718,806	38,093,699

The accompanying notes are an integral part of these financial statements

Approved by:
“R. Andrew Kingston”	President & CEO	“Richard C. H. Lin”	Chairman

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Loss
(expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		Restated		Restated
	$	$	$	$

EXPENSES
Marketing and business development	360,898	464,385	1,055,650	1,394,025
Research and development	232,914	974,743	1,743,080	3,050,615
General and administrative expenses	2,550,162	1,784,153	7,220,857	5,282,125
Depreciation and amortization	34,930	28,997	99,509	84,597
Interest expense	10,763	24,524	13,422	446,877
Exchange (gain) loss	(367,208)	1,445	(329,526)	248,563
	2,822,459	3,278,247	9,802,992	10,506,802
Loss from operations	(2,822,459)	(3,278,247)	(9,802,992)	(10,506,802)

OTHER REVENUE AND EXPENSES
Interest and other income	8,301	191,283	123,651	366,095
Loss on settlement of accounts payable	(107,949)	—	(107,949)	—
Loss on purchase of interest in subsidiary	(229,614)	—	(229,614)	—
Capital taxes	(722)	—	(722)	—
	(329,984)	191,283	(214,634)	366,095
Loss before non-controlling interest	(3,152,443)	(3,086,964)	(10,017,626)	(10,140,707)

Non-controlling interest	(27,224)	—	96,627	—
Net loss for the period	(3,179,667)	(3,086,964)	(9,920,999)	(10,140,707)
Weighted average number of common
shares outstanding	189,679,200	162,278,171	184,264,305	148,705,520

Basic and diluted loss per common share
Share for operations for the period	0.02	0.02	0.05	0.07

The accompanying notes are an integral part of these financial statements.

Unaudited Consolidated Statements Of Deficit
(expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		Restated		Restated
	$	$	$	$

Deficit, beginning of period	(79,841,111)	(65,901,140)	(73,099,779)	(58,847,397)
Loss for the period	(3,179,667)	(3,086,964)	(9,920,999)	(10,140,707)
Deficit, end of period	(83,020,778)	(68,988,104)	(83,020,778)	(68,988,104)

See accompanying notes

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Cashflow
(expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		Restated		Restated
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(3,179,667)	(3,086,964)	(9,920,999)	(10,140,707)
Add items not involving cash:
Depreciation and amortization	34,930	28,997	99,509	84,597
Interest-accretion on convertible loan		—		233,017
Stock based compensation	1,084,116	686,494	2,630,661	3,211,828
Loss on settlement of accounts payable	107,949	—	107,949	—
Loss on purchase of interest in subsidiary	229,614	—	229,614	—
Non-controlling interest	27,224	—	(96,627)	—
Translation (gain) loss	(367,208)	1,445	(329,526)	248,563
Net change in non-cash working capital balances
related to operations [Note 9]	(256,610)	(1,805,135)	2,000,345	(3,907,156)
Cash used in operating activities	(2,319,652)	(4,175,163)	(5,279,074)	(10,269,858)

FINANCING ACTIVITIES
Increase (Decrease) in long term loan	(8,975)	—	344,042	(830,013)
Increase in Joint-Venture deposit received	—	—	—	500,000
Contribution received from joint venture	—	—	500,000	—
Decrease (increase) in government grants receivable	—	381,773	407,430	(474,036)
Increase (decrease) in deferred revenue	—	50,000	—	400,000
Share capital issued	2,044,942	1,015,924	11,140,413	24,723,410
Shares to be issued	866,281	253,333	868,786	253,333
Cash provided by financing activities	2,902,248	1,701,030	13,260,671	24,572,694

INVESTING ACTIVITIES
Increase in patent costs	—	(6,417)	—	(16,651)
Increase in long term investments	—	(100,000)	—	(100,000)
Increase in long term deferred assets	—	—	(859,000)	—
Purchase of capital assets (net of government grants)	(2,368,008)	(2,363,994)	(16,886,920)	(4,065,042)
Decrease in restricted cash	—	—	—	172,813
Cash used in investing activities	(2,368,008)	(2,470,411)	(17,745,920)	(4,008,880)

Increase (decrease) in cash and cash equivalents
from operations	(1,785,412)	(4,944,544)	(9,764,323)	10,293,956
Effects of foreign exchange rate changes on cash	296,315	(4,378)	428,253	46,155
Increase (decrease) in cash and cash equivalents
during the period	(1,489,097)	(4,948,922)	(9,336,070)	10,340,111
Cash and cash equivalents, beginning of period	1,499,561	16,717,501	9,346,534	1,428,468
Cash and cash equivalents, end of period	10,464	11,768,579	10,464	11,768,579

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2007 and 2006	(in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia, Canada. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

The Company also owns 100% shares of Dynamotive Biomass Resource Corporation (“DBRC”), incorporated under the laws of British Columbia, Canada. In July 2007, the Company entered into a share exchange agreement with Pendana Limited BVI (“Pendana”), whereby Pendana has agreed to sell 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company. 2,000,000 common shares having a deemed value of $1.00 per share were issued to Pendana in early August 2007.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2007 and 2006	(in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at September 30, 2007 and the unaudited interim statements of loss and deficit and cash flows for the nine-month periods ended September 30, 2007 and 2006, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2006. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2006, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the nine months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3. CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted two new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); Section 3855, “Financial instruments – recognition and measurement”, and Section 1530, “Comprehensive income”. These standards were adopted on a prospective basis and as such, prior periods have not been restated.

a) Financial instruments - recognition and measurement

CICA Handbook Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. For the period ended September 30, 2007, the adoption of this policy had no material impact.

b) Comprehensive income

Under CICA Handbook Section 1530, comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments. The impact of the adoption of this new section did not have a material effect on the consolidated financial statements.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2007 and 2006	(in U.S. dollars)

4. LONG TERM DEFERRED ASSET

In April 2007 the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure. As at September 30, 2007, the Company has purchased $859,000 (plus the exchange effect of $130,794) of the equipment on behalf of Erie of which $359,000 will be paid to Erie in equal monthly payments plus 8% interest, over a 10 years period commencing May 2007 (Long term debt). The asset will be amortized over the life of the wood supply contract.

5. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited (“BBL”) a company 75% owned by Dynamotive, entered into a credit facility with Bank of Scotland for a maximum of $407,760 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at September 30, 2007, there has been no change in status regarding the settlement of the credit facility.

6. DEFFERED REVENUE

In 2006, the Company received a total of $950,000 in payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial Plant License.

Deferred revenue is net of $330,000 advanced to entities controlled by Rika Ltd. and a $250,000 long-term investment in ROC (a $150,000 increase during the second quarter).

All the above receipts are non-refundable and have been recorded as deferred revenue.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2007 and 2006	(in U.S. dollars)

7. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value each having attached special rights and restrictions. No preferred shares were issued and outstanding at September 30, 2007.

[b] Issued and outstanding share capital

	September 30,	December 31,
	2007	2006
	$	$

Issued and outstanding
Common Shares 192,126,069 [December 31, 2006	98,715,466	85,127,873
–171,765,776]

		Number of
Common Share Issuance Summary for the Period	$	Shares

Share Capital, December 31, 2006	85,127,873	171,765,776
Private placement issued for cash, net of finder’s fee	4,517,792	5,606,915
Share issued from exercised of option for cash	552,483	1,184,166
Share issued from exercised of warrants for cash	5,046,880	10,314,854
Share issued for purchase of interest in subsidiary	2,040,000	2,000,000
Share issued for commercial services	1,430,438	1,254,358

Share Capital, September 30, 2007
Common shares without par value	98,715,466	192,126,069

[c] Shares to be issued

At September 30, 2007, the Company has 3,670,817 common shares to be issued which are comprised of:

(i) 1,388,540 common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements with a fair value of $1,355,504;

(ii) 838,204 common shares which are to be issued to directors and officers as bonuses with a fair value of $700,530; and

(ii) 16,667 common shares relating to a private placement commenced during the third quarter of 2007 to raise funding of up to $1.5 million, 1,427,406 common shares are related to exercise of warrants and nil common shares are related to exercise of options. At September 30, 2007, the Company has received $868,786 in cash for these shares to be issued.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2007 and 2006	(in U.S. dollars)

7. SHARE CAPITAL (CONT’D)

[d] Stock options

At September 30, 2007, the following stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
	Number	Weighted-	Weighted-	Number	Weighted-
Range of	Outstanding	Average	Average	Outstanding	Average
Exercise	at	Remaining	Exercise	at	Exercise
Prices	September	Contractual	Price	September	Price
	30, 2007	Life		30, 2007

$0.20 - $0.23	4,735,617	6.02 years	$0.21	4,735,617	$0.21
$0.33 - $0.50	9,908,500	5.36 years	$0.47	9,828,500	$0.47
$0.58 - $0.90	518,750	1.99 years	$0.58	518,750	$0.58
$1.00 - $1.35	1,128,000	2.47 years	$1.17	459,250	$1.21
$1.50 - $1.60	842,500	1.90 years	$1.59	842,500	$1.59
	17,133,367			16,384,617

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 28,818,910 (15%) of common shares for issuance upon the exercise of stock options of which at September 30, 2007, 11,685,543 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. Common	Weighted Average
	Shares Issuable	Exercise Price
Balance, December 31, 2006	16,889,533	$0.50
Options granted	2,483,000	$0.69
Options forfeited or expired	(1,184,166)	$0.99
Options exercised	(1,055,000)	$0.47
Balance, September 30, 2007	17,133,367	$0.50

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2007 and 2006	(in U.S. dollars)

7. SHARE CAPITAL (CONT’D)

[e] Common share purchase warrants

At September 30, 2007 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series Q Warrants	374,195	$0.20	August 31, 2008
Series R Warrants	500,000	$0.20	August 31, 2008
Series S Warrants	10,892,695	$0.47 to $2.06	October 22, 2007 to September 27, 2010
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 to January 21, 2009
Total	12,713,238

Summary of warrants exercised and issued during the nine month period ending September 30, 2007:

	Number of Common Shares Issuable
		via Warrants	via Warrants	via Warrants
		Issued	exercised	cancelled
		during the 9-	during the 9-	during the 9-
		month	month	month
		Period	Period	Period
		ending	ending	ending
	at December	September	September	September	at September
	31, 2006	30, 2007	30, 2007	30, 2007	30, 2007	Exercise Price
Series Q Warrants	3,545,203	—	(3,108,266)	(62,742)	374,195	$0.20
Series R Warrants	2,500,000	—	(1,680,000)	(320,000)	500,000	$0.20
Series S Warrants	19,286,163	1,963,065	(6,653,994)	(3,702,539)	10,892,695	$0.47 to $2.06
Series U Warrants	946,348	—	—	—	946,348	$0.46 to $0.53
	26,277,714	1,963,065	(11,442,260)	(4,085,281)	12,713,238

[f] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights have vested as the Company achieved stock value targets as defined in the agreement.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2006 and September 30, 2007. These SA Rights will expire on December 31, 2008.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2007 and 2006	(in U.S. dollars)

7. SHARE CAPITAL (CONT’D)

[g] Contributed surplus

The following is a continuity of contributed surplus for the respective periods:

Contributed
Surplus
$
Balance, December 31, 2005	13,047,158
Escrow shares cancelled/forfeited	247,368
Loss on sale of subsidiary	420,400
Stock-based compensation expense	3,085,601
Balance, December 31, 2006	16,800,527
Stock-based compensation expense	2,495,265
Balance, September 30, 2007	19,295,792

8. RELATED PART TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $469,856 for the third quarter 2007 (Q3-2006 - $326,898) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $48,037 (2006 - $ 29,500) paid by stock based compensation. For the nine month period ended September 30, 2007, consulting fees and salaries of $1,251,766 (2006 - $852,151) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $113,608 (2006 - $29,500) paid by stock based compensation.

The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2007	2006
	$	$
Receivable
Due from directors and officers	41,191	9,276

Payable
Due to directors and officers	2,368,199	774,749

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2007 and 2006	(in U.S. dollars)

9. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		(restated)		(restated)
	$	$	$	$

Account receivable	200,441	(80,771)	333,849	(253,256)
Prepaid expenses and deposits	108,474	(477,305)	153,064	(525,823)
Accounts payable and accrued liabilities	(565,525)	(1,247,059)	1,513,432	(3,128,077)
	(256,610)	(1,805,135)	2,000,345	(3,907,156)

10. SEGMENTED FINANCIAL INFORMATION

In 2007 and 2006, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the loss for the nine month periods ended September 30, 2007 ($9,920,999) and September 30, 2006 ($10,140,707) is attributable to the BioOil segment.

11. SUBSEQUENT EVENT

In October 2007, the Company completed a $10.5 million equity financing with Quercus Trust and other private investors. Under terms of the transaction, Quercus Trust invested $10 million and other private investors $500,000 to acquire 11.4 million shares of Dynamotive common stock at $0.9215 per share. They also received five-year warrants, with three-year anti-dilution rights, for up to a total of 4.56 million additional shares at $1.06 per share. The shares are restricted securities under the Securities Act of 1933 and were sold pursuant to applicable exemptions.